EXHIBIT 99.1

STANDBY PURCHASE AGREEMENT

THIS AGREEMENT is made as of November 28, 2011,

BETWEEN

RESPONSE BIOMEDICAL CORP (“RBC”)

- and -

ORBIMED PRIVATE INVESTMENTS III, LP (“OPI III”)

- and –

ORBIMED ASIA PARTNERS, LP (“OAP”)

- and -

ORBIMED ASSOCIATES III, LP (“OrbiMed Associates” and together with OPI III and OAP, the “Standby Purchasers”)

WHEREAS RBC proposes to effect an offering of Rights to the holders of record of its Shares pursuant to a short form prospectus, each such Right being exercisable for 2.7532 Units;

AND WHEREAS the Standby Purchasers are the holder of an aggregate of 14,561,500 Shares (the “Current Shares”) and, subject to the exercise by Other Purchasers of their Basic and Additional Subscription Privileges, the Standby Purchasers propose to purchase, in aggregate, a minimum of $5 million of the Units not otherwise purchased under the Rights Offering by exercising their respective Basic Subscription Privilege, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

ARTICLE 1
INTERPRETATION

1.1           Definitions.  In this Agreement, unless something in the subject matter is inconsistent therewith:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Additional Subscription Privilege” means the entitlement of a holder of Rights, who has exercised in full the Basic Subscription Privilege attaching to its Rights, to subscribe pursuant to the Rights Offering for additional Units (if such are available), as such entitlement is further detailed in the Prospectus.

“Affiliate” for the purposes of Section 4.2 hereof only, has the meaning ascribed thereto under Rule 405 under the 1933 Act and for all other purposes has the meaning ascribed thereto under the Canada Business Corporations Act, as amended, and in the case of the Standby Purchasers or Substituted Standby Purchaser(s) includes all investment funds and other Persons that the Standby Purchasers or Substituted Standby Purchaser(s), as the case may be, or an Affiliate manages or exercises control over or in respect of which it has discretionary trading authority over such investment fund’s or Person’s investments.

“Agent” means Computershare Trust Company of Canada, in its capacity as subscription agent for the Rights Offering or transfer agent or warrant agent for RBC, as applicable.

“Agreement” means this standby purchase agreement, as such agreement may be amended, supplemented or superseded from time to time.

“Basic Subscription Privilege” means the entitlement of a holder of Rights to subscribe for Units pursuant to the Rights Offering, at a price equal to the Subscription Price, as such entitlement is further detailed in the Prospectus.

“Blue Sky States” means the state of New York.

“Business Day” means any day, other than a Saturday or a Sunday, upon which banks are open for business in the City of Vancouver, British Columbia.

“Canadian Qualifying Jurisdictions” means all of the provinces of Canada.

“Canadian Securities Commissions” means, collectively, the securities commissions or similar securities regulatory authorities of the Canadian Qualifying Jurisdictions.

“Closing Date” means one Business Days following the Expiry Date, or such other date as may be agreed by RBC and the Standby Purchasers, which in no event will be later than December 30, 2011.

“Current Shares” has the meaning set forth in the recitals to this Agreement.

“Closing Time” has the meaning set forth in Section 6.1.

“Exercise Price” means the Subscription Price, as adjusted pursuant to the terms of the Warrants.

“Expiry Date” means the date on which the Rights will expire and become null and void as set out in the Final Prospectus, such date expected to be on or about the twenty-first day following the date on which the Final Prospectus is mailed to holders of Shares as of the Record Date and which is expected to be on or about December 29, 2011.

“Expiry Time” means 5:00 p.m. (Eastern time) on the Expiry Date.

“Final Prospectus” means the final short form prospectus to be filed by RBC with the Securities Commissions in the Canadian Qualifying Jurisdictions in connection with the offer and sale of the Securities, as amended by any Prospectus Amendment to the Final Prospectus.

“Governmental Entity” means any: (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used.

“Material Adverse Change” means any change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), capital, cash flow, operations, or results of operations or prospects of RBC and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to RBC and its subsidiaries, on a consolidated basis.

 “Misrepresentation” means: (a) a “misrepresentation” as defined in Section 1(1) of the Securities Act; or (b) as to any document, any untrue statement of a material fact or omission to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“NI45-101” has the meaning ascribed to it in Section 5.1(e).

“OAP” has the meaning given on the cover page of this Agreement.

“OPI III” has the meaning given on the cover page of this Agreement.

“OrbiMed Associates” has the meaning given on the cover page of this Agreement.

“Other Purchaser” means any purchaser of Rights in the Rights Offering other than the Standby Purchasers and Substituted Standby Purchaser(s).

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including (without limitation) a Governmental Entity or political subdivision or an agency or instrumentality thereof.

“Preliminary Prospectus” means the preliminary short form prospectus filed on November 14, 2011 with the Securities Commissions in the Canadian Qualifying Jurisdictions in connection with the Rights Offering, a draft copy of which has been provided to the Standby Purchasers.

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus, and any Prospectus Amendment.

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus.

“Public Document” means the Preliminary Prospectus, Final Prospectus, Annual Report on Form 20-F of RBC for the year ended December 31, 2010, as amended, all Reports of Foreign Issuer of RBC on Form 6-K filed with the SEC since December 31, 2010 and all documents incorporated by reference therein; provided for the purposes of Section 4.1(n), “Public Document” shall not included any document filed with the SEC or incorporated by reference into any of the foregoing after the date of this Agreement.

“Qualifying Jurisdictions” means the Canadian Qualifying Jurisdictions, the United States and the Blue Sky States.

“RBC” has the meaning given on the cover page of this Agreement.

“Record Date” means the record date for the purpose of the Rights Offering that will be established by RBC in the Final Prospectus, which is expected to be on or about December 7, 2011.

“Regulation D” has the meaning ascribed to it in Section 4.2(b).

“Regulation S” means Regulation S promulgated by the SEC pursuant to the 1933 Act.

“Restrictive Legend” has the meaning ascribed to it in Section 4.2(i).

“Rights” means the transferable rights to subscribe for Units offered by RBC in the Rights Offering pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege at the Subscription Price.

“Rights Offering” means the offering by RBC of Rights to the holders of Shares on the Record Date, to purchase Units at the Subscription Price, as described in the Prospectus and in accordance with Article 2.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Rule 144A” means Rule 144A promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Sale” has the meaning ascribed to it in Section 3.1(l).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means the Rights, the Shares and Warrants issuable upon exercise of the Rights and the Underlying Shares issuable upon exercise of the Warrants.

“Securities Act” means the Securities Act (Ontario), as amended.

“Securities Commissions” means, collectively, the securities commissions or similar securities regulatory authorities of the Qualifying Jurisdictions.

“Securities Laws” means all applicable securities Laws of each of the Qualifying Jurisdictions, the applicable rules of the TSX and the rules of the OTC Bulletin Board.

“Seller” has the meaning ascribed to it in Section 3.1(l).

“Shares” means common shares in the capital of RBC.

“Standby Commitment” has the meaning set forth in Section 2.2(d).

“Standby Purchasers” has the meaning given on the cover page of this Agreement.

“Standby Purchaser Common Shares” has the meaning ascribed to it in Section 3.1(l).

“Standby Units” has the meaning set forth in Section 2.2(c).

“Subscription Price” means $0.0746 per Standby Unit.

“Substituted Purchaser Conditions” means, in respect of an Affiliate of a Standby Purchaser that such Standby Purchaser proposes to be a Substituted Standby Purchaser (the “Proposed Person”) as contemplated in Section 2.2, a Person that satisfies the following conditions:

(a)           the Proposed Person makes each of the representations and warranties of such Standby Purchaser set forth in Sections 2.7 and 5.1 (except, if inapplicable, Section 5.1(f)) and, to the extent applicable, in (b)(i) and (ii) below, subject in each case to Section 5.2, mutatis mutandis, and agrees to be bound by the other covenants and agreements of a Standby Purchaser hereunder, pursuant to a letter of representations in form satisfactory to RBC, acting reasonably, executed and delivered by the Proposed Person and the Standby Purchaser to RBC; and

(b)           if the Proposed Person is resident in or otherwise subject to the laws of a jurisdiction other than any of the provinces or territories of Canada,

(i)      the purchase of the relevant Standby Units by the Proposed Person would comply with the laws of such jurisdiction; and

(ii)      RBC would not, as a result of such purchase, be obliged to register the relevant Standby Units or any other Shares or Warrants or file a prospectus or other disclosure document, or be obliged to make any filings (other than a Form D under the 1933 Act and filings required under the 1934 Act) or become subject to any reporting or disclosure obligations that it is not already obligated to make or by virtue of this transaction will be obligated to make, in each case pursuant to the laws of any jurisdiction.

“Substituted Standby Purchaser” means one or more Affiliates of a Standby Purchaser (a) as such Standby Purchaser designates in a notice to RBC and (b) that satisf(y/ies) the Substituted Purchaser Conditions, in each case not less than two Business Days prior to the Closing Date.

 “TSX” means the Toronto Stock Exchange.

“Underlying Shares” means the Shares issuable upon due exercise of the Warrants.

“Units” means the Shares and the Warrants issuable upon exercise of the Rights.

 “Warrants” means the common share purchase warrants entitling a holder to purchase one Share for the Exercise Price for 60 months following the closing of the Rights Offering.

1.2           Headings, Etc.  The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3           Plurality and Gender.  Words importing the singular number only will include the plural and vice versa, words importing any gender will include all genders and the words importing Persons will include individuals, partnerships, trusts, corporations, governments and governmental authorities.

1.4           Currency.  Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5           Governing Law.  This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to the principles of conflicts of laws.  Each party hereby unconditionally and irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising out of this Agreement.

1.6           Severability.  If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.  The parties hereto agree to negotiate in good faith a substitute provision which will be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable.  The invalidity or unenforceability of any provision in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7           Statutes.  Any reference to a statute, act or law will include and will be deemed to be a reference to such statute, act or law and to the rules, regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or law that may be passed which has the effect of supplementing or superseding such statute, act or law so referred to.

ARTICLE 2
STANDBY COMMITMENT

2.1           Conduct of Rights Offering.  Subject to and in accordance with the terms hereof, RBC agrees to offer, in accordance with Securities Laws and pursuant to the Prospectus, the Rights and the Units issuable upon the exercise of the Rights to Persons that are the holders of record of Shares on the Record Date: (i) with an address in the Canadian Qualifying Jurisdictions; or (ii) with an address in any other jurisdiction that RBC has satisfied itself is entitled to receive the Securities under the Rights Offering in accordance with the laws of such jurisdiction and without obliging RBC to register the Securities or file a prospectus or other disclosure document or to make any other filings (other than a Form D under the 1933 Act and filings required under the 1934 Act) or become subject to any reporting or disclosure obligations that RBC is not already obligated to make.

2.2           Standby Commitment.

(a)           Subject to and in accordance with the terms hereof, the Standby Purchasers will purchase, or will cause a Substituted Standby Purchasers to purchase, from RBC, and RBC hereby agrees to sell to the Standby Purchaser or any Substituted Standby Purchaser, as the case may be, at the Subscription Price and on the Closing Date, the Standby Units, with the allocation of such Standby Units amongst the Standby Purchasers and Substituted Standby Purchasers to be made by the Standby Purchasers in their sole discretion.

(b)           The Standby Purchasers will exercise their respective Basic Subscription Rights in accordance with Section 5.l(f).

(c)           The aggregate number of Units to be purchased by the Standby Purchasers and the Substituted Standby Purchasers (the “Standby Units”) pursuant to this Section 2.2 will be calculated as:

(i)           the number of Units authorized to be issued on the Record Date pursuant to the exercise of the Rights; minus

(ii)      the aggregate number of Units subscribed for and taken up under the Rights Offering by the Standby Purchasers and Substituted Standby Purchasers pursuant to their Basic and Additional Subscription Privilege; minus

(iii)                 the number of Units subscribed for and taken up under the Rights Offering by other Persons pursuant to their Basic and Additional Subscription Privileges);

provided that the number of Standby Units shall be limited such that the gross proceeds from the Rights Offering and the sale of the Standby Units will not exceed an aggregate of $8.0 million and provided further that the aggregate Subscription Price to be paid by the Standby Purchasers and the Substituted Standby Purchasers collectively with respect to the Units (including the Standby Units) will not exceed $5 million.

(d)           The commitments by and agreements of, the Standby Purchasers referred to in this Section 2.2 are referred to as the “Standby Commitment”.

2.3           [Reserved]

2.4           No Fractional Shares.  No fractional Shares or Warrants will be issued upon exercise of Rights.  Where the exercise of Rights would appear to entitle the Standby Purchaser or the Substituted Standby Purchaser, as applicable, to fractional Shares or Warrants, such entitlement will be reduced to the next lowest whole number of Shares or Warrants, without payment for any Right that therefore cannot be exercised for a Share or Warrants.

2.5           Payment for Standby Units.  Subject to and in accordance with the terms hereof, on the Closing Date, the Standby Purchasers will, subject to Section 2.9 hereof, pay or will cause its respective Substituted Standby Purchaser to pay, as the case may be, in immediately available funds by wire transfer to an account designated by RBC, or by certified cheque payable to RBC, the aggregate Subscription Price that is payable for the Standby Units to be purchased by it hereunder and RBC will issue the Standby Units to the Standby Purchaser or Substituted Standby Purchaser, as the case may be.

2.6           Restrictions on Sale.  Except as contemplated by this Agreement, each of the Standby Purchasers agrees, and agrees to cause its respective Substituted Standby Purchaser(s), if any, not to sell or distribute, directly or indirectly, its Standby Units in such a manner as to: (a) require registration by RBC of the Standby Units or the filing by RBC of a prospectus or any similar document in any jurisdiction; or (b) result in RBC becoming subject to reporting or disclosure obligations to which it is not subject as at the date of this Agreement, and to sell the Standby Units in accordance with all applicable Securities Laws.

2.7           Representations and Warranties of the Standby Purchasers as to Investment Intent.  Each Standby Purchaser represents and warrants, severally and not jointly, to and with RBC, on its own behalf and also in respect of and on behalf of its Substituted Standby Purchaser, if any, that it and each of its Substituted Standby Purchasers, as applicable, is acquiring the Standby Units as principal and for investment and not with a view to, and has not offered or sold any Standby Units in connection with, the sale or distribution thereof.

2.8           No Fee to Standby Purchasers.  The Standby Purchasers will not be entitled to receive any fee from RBC in connection with the Standby Commitment.

2.9           Rights of Set-Off.  In satisfaction of all or any portion of the Subscription Price payable by the Standby Purchasers and any Substituted Standby Purchaser for the Standby Units, the Standby Purchasers shall have the right to set-off amounts owed by RBC to the Standby Purchaser on the Closing Date.

ARTICLE 3
COVENANTS OF RBC

3.1           Subject to and in accordance with the terms hereof, RBC undertakes and agrees with and in favour of the Standby Purchasers that:

(a)           Final Prospectus and Qualification.  RBC will file with the Canadian Securities Commissions, the Final Prospectus (in the English and French languages, as appropriate) relating to the proposed distribution of the Securities, and take all other steps and proceedings that may be necessary in order to qualify the distribution of the Securities in each of the Canadian Qualifying Jurisdictions in which the Final Prospectus has been filed.

(b)           Supplementary Material.  If required by Securities Laws in the Canadian Qualifying Jurisdictions, it will prepare any amendments to the Prospectus or any documentation supplemental thereto or any amending or supplemental documentation or any similar document required to be filed by it under the Securities Laws of the Canadian Qualifying Jurisdictions.  It will also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws as a result of any Material Adverse Change.

(c)           Consents and Approvals.  It will use its reasonable efforts to obtain all necessary consents, approvals or exemptions for the creation, offering and issuance of the Securities in the Canadian Qualifying Jurisdictions as contemplated herein and in the Prospectus and the entering into and performance by it of this Agreement (including, for greater certainty and without limitation, the issuance of the Rights and the Units issuable upon the exercise of such Rights, and the Underlying Shares upon the exercise of the Warrants).

(d)           Compliance with U.S. Securities Law Requirements.  It will take all action as may be required or appropriate to perfect the exemption from the registration requirements under the 1933 Act provided by Rule 506 of Regulation D thereunder, and to make such post-closing notice filings as are required under applicable state securities laws, with respect to the issuance of the Securities and the Underlying Securities in the United States.

(e)           Cease Trade Order or Other Investigation.  From the date hereof through the earlier of: (i) the Closing Date; and (ii) the termination of this Agreement, it will immediately notify the Standby Purchasers in writing of any written demand, request or inquiry (formal or informal) by any Securities Commission, the TSX, the OTC Bulletin Board or other Governmental Entity that concerns any matter relating to the affairs of RBC that may affect the Rights Offering, the transactions contemplated herein, or any other matter contemplated by this Agreement, or that relates to the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any securities of RBC.  Any notice delivered to the Standby Purchasers as aforesaid will contain reasonable details of the demand, request, inquiry, order or ruling in question.  RBC will use its best efforts to prevent the issuance of any orders contemplated by this Section 3.1(e) and, if issued, to obtain their prompt withdrawal.

(f)           TSX Listing.  It has taken, or will take, all action as may be required and appropriate so that the Rights, the Shares issuable upon exercise of the Rights and the

Underlying Shares issuable upon exercise of the Warrants, on or before the date on which the initial mailing of the Final Prospectus is made in the Canadian Qualifying Jurisdictions to RBC shareholders as of the Record Date have been conditionally approved for listing on the TSX, subject to receipt of customary final documentation.

(g)           Securities Laws.  It will take all action as may be necessary and appropriate so that the Rights Offering, the issuance and sale of the Standby Units and the transactions contemplated in this Agreement will be effected in accordance with Securities Laws.  It will consult with the Standby Purchasers and their advisors upon their reasonable request regarding the manner in which the Rights Offering, the issuance and sale of the Standby Units and the other transactions contemplated herein will comply with applicable Securities Laws, and it will provide to the Standby Purchasers and their advisors copies of any documents that are to be submitted by it to any Securities Commission or other regulatory authority for such purpose prior to being so submitted and it will give the Standby Purchasers and their advisors an opportunity to comment on same.

(h)           Obtaining of Report.  It will cause the Agent to deliver to the Standby Purchasers, promptly upon request during the pendency of the Rights Offering and, in any event, as soon as is practicable following the Expiry Time, details concerning the total number of Units duly subscribed and paid for by holders of Rights under the Rights Offering, including (without limitation) those Units subscribed and paid for pursuant to the Additional Subscription Privilege.

(i)           No Issuance of Securities. Other than as contemplated by this Agreement, during the period from the date hereof until the Closing Date, RBC will not issue any Securities or securities convertible or exchangeable or exercisable into Securities other than the grant or exercise of any options and other securities outstanding under RBC’s equity incentive plan or the exercise of any other convertible, exchangeable Securities outstanding as of the date hereof.

(j)           Cooperation. RBC will cooperate, and cause its respective Affiliates, officers, employees, agents, auditors and other representatives to cooperate, with each Standby Purchaser or Substituted Standby Purchaser or any of their respective Affiliates by providing such information and assistance at such time and to the extent reasonably requested by any such Persons (and in any event as soon as practicable following such request) in connection with the preparation and filing by any such Person of any return, declaration, report or similar statement (including any attached schedules) required to be filed by such Person with respect to its holdings, or disposition of any of its holdings, from time to time of Rights, Shares (including Underlying Shares), Warrants or other securities of RBC.

(k)           Furnishing Information.  So long as any of the Shares, Warrants or Underlying Shares held by a Standby Purchaser, Substituted Standby Purchaser or Affiliate thereof shall, at any time, constitute “restricted securities” within the meaning of Rule 144(a)(3), upon written request, RBC shall (regardless of whether RBC is at such time subject to Sections 13 or 15(d) of the 1934 Act) provide to any holder, beneficial owner or prospective purchaser of such securities, the information required to be delivered pursuant to Rule 144A(d)(4) to facilitate the resale of such securities pursuant to Rule 144A. Until the time that no Standby Purchaser or Substituted Standby Purchaser owns Shares (including Underlying Shares) or Warrants, RBC covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by RBC after the date hereof pursuant to the 1934 Act and the Securities Laws.  Until such time that no Standby Purchaser or Substituted Standby Purchaser owns Shares (including Underlying Shares) or Warrants, RBC shall prepare and furnish to the Standby Purchasers and Substituted Standby Purchaser(s) (i) copies of documents or reports, if any, that RBC is required to file with the SEC pursuant to Section 13 or 15(d) of the 1934 Act and (ii) the reports required to be provided to the Standby Purchasers and Substituted Standby Purchaser(s) pursuant to the Securities Laws and will deliver such reports to the Standby Purchasers and Substituted Standby Purchaser(s) in accordance with the Securities Laws.  Any such document or report that RBC files with the SEC through the SEC’s EDGAR system or SEDAR, as applicable, shall be deemed furnished to the Purchasers for purposes of this Section 3.1(k) at the time such documents are filed or furnished via the Commission’s EDGAR system or SEDAR, as applicable.

(l)           Resales.  In addition to the other covenants of RBC set forth herein, RBC agrees to the following in connection with any sale (each a “Sale”) of Shares issuable upon the exercise of Rights or Warrants (the “Standby Purchaser Common Shares”) by any Standby Purchaser or Substituted Standby Purchaser or any of their respective Affiliates (each a “Seller”) to any Person:

(i)      RBC will not object to the Sale, provided that such Sale conducted in accordance with all applicable Securities Laws, demonstrated to the satisfaction of RBC, acting reasonably.

(ii)      If true at such time, RBC will provide the Seller, promptly upon Seller’s request, a certificate stating that (A) the Standby Purchaser Common Shares are not of the same class as securities listed on a national securities exchange registered under Section 8 of the 1934 Act, or quoted in a U.S. automated inter-dealer quotation system, or securities convertible or exchangeable for securities so listed or quoted; (B) RBC is a “foreign issuer” within the meaning of Rule 902(e) of Regulation S; (C) RBC has not engaged in any “directed selling efforts” in the U.S. within the meaning of Rule 902(c) of Regulation S; and (D) there is no “substantial U.S. market interest” with respect to the class of securities to be offered or sold within the meaning of Rule 902(j) of Regulation S.

(iii)                 Following the closing, RBC will not engage in “directed selling efforts” in the U.S. with respect to the Standby Purchaser Common Shares.

(iv)                 RBC represents and warrants that it has reviewed this Section 3.1(l) with its attorneys and the Agent and any other party whose approval or other efforts may be necessary in order to effectuate a Sale and that all such Persons have approved the procedures set forth in this Section 3.1(l).

(v)      RBC will use its best efforts to cause the Agent and any other Person whose approval or efforts may be necessary in order to effectuate a Sale to so approve, process and effectuate the Sale.

(vi)                 In connection with any Sale that is not effectuated on the TSX, RBC agrees, subject to compliance with applicable securities laws to use its reasonable best efforts to assist the Seller in effectuating such sale, including by making available to any offerees or prospective purchasers (A) such information regarding RBC and its business, operations and financial condition as the Seller may reasonably request, (B) members of management to discuss the business, operations and financial condition of RBC, and (C) such other information as the Seller may reasonably request in order to facilitate such Sale. Notwithstanding the foregoing, RBC will not be required to (i) assist a Seller in identifying or soliciting any offerees or prospective purchasers, (ii) file any registration statement, prospectus or any similar document in any jurisdiction, (iii) take any action that would result in RBC becoming subject to reporting or disclosure obligations to which it is not already subject, or (iv) disclose any material non-public information.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS OF RBC

4.1           RBC represents, warrants and covenants to the Standby Purchasers that:

(a)           RBC and each of its subsidiaries has been duly organized and is validly existing and has all requisite power to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the material conduct of its business or its ownership or leasing of material property requires such qualification.

(b)           The authorized capital of RBC consists of an unlimited number of Shares, of which there were, as of the Business Day immediately prior to the date hereof, 38,950,262 Shares issued and outstanding.  Except as described in this subsection (b) and other than the Standby Purchasers and their respective designates as contemplated by this Agreement, no Person has any agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase from RBC, of any Shares or other securities of RBC other than stock options granted pursuant to RBC’s equity incentive plan and other convertible, exchangeable securities outstanding as of the date hereof.

(c)           When issued and delivered to the respective purchaser and paid for by the respective purchaser in accordance with the terms and conditions of the Rights Offering, the terms and conditions of this Agreement and/or the indenture governing the Warrants, the Securities (including the Underlying Shares) will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for any restrictions on resale or transfer imposed by applicable Securities Laws.  The issuance of the Securities (including the Underlying Shares) will not be subject to any pre-emptive or similar rights (it being acknowledged by the Standby Purchasers that the number of Standby Units that they may be entitled to receive pursuant to this Agreement will depend on the number of Units issued to Other Purchasers prior to the Expiry Time).

(d)           RBC will reserve and set aside sufficient Shares and Underlying Shares in its treasury to issue the Standby Units and upon issuance thereof and receipt by RBC of payment therefor, the Shares and the Underlying Shares will, at the time of issuance be duly and validly issued as fully paid and non-assessable.

(e)           The execution, delivery and performance by RBC of this Agreement:

(i)      has been duly authorized by all necessary corporate action on its part;

(ii)      does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate its constating documents or by-laws or any resolution of the directors or shareholders of RBC or result in a breach of, a violation of, or constitute a default under, or conflict with, any provision of any material indenture, mortgage, note, agreement (written or oral), contract, joint venture, partnership agreement, lease, judgment, decree, order, licence or other material instrument to which RBC or any of its subsidiaries is a party or by which RBC or any of its subsidiaries or any of their respective properties or assets is bound; and

(iii)                 will not result in the violation of any applicable Law;

excluding such breaches, violations or conflicts that would not, individually or in the aggregate, result in a Material Adverse Change or have a material adverse effect on the Rights Offering or on the other transactions contemplated hereunder.

(f)           This Agreement has been duly executed and delivered by RBC and constitutes a legal, valid and binding obligation of RBC, enforceable against it in accordance with its terms, subject only to:

(i)      any limitation under applicable Laws relating to bankruptcy, insolvency, arrangements or other laws of general application affecting the enforcement of creditors’ rights; and

(ii)      the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(g)           RBC is a reporting issuer (or equivalent where applicable) in good standing in all of the Canadian Qualifying Jurisdictions and is in compliance in all material respects with all continuous and timely disclosure obligations under applicable Securities Laws of the Canadian Qualifying Jurisdictions, and, without limiting the generality of the foregoing, there has not occurred any Material Adverse Change since January 1, 2011 that has not been publicly disclosed, and except to the extent that information contained in a document is superseded by a document filed subsequently pursuant to Securities Laws, none of the documents filed by or on behalf of RBC pursuant to Securities Laws since January 1, 2011 contain a Misrepresentation at the date thereof.

(h)           RBC is qualified to file a prospectus in the form of a short form prospectus pursuant to the provisions of National Instrument 44-101 — Short Form Prospectus Distributions.

(i)           Each of the consolidated financial statements of RBC contained in the Public Documents (in each case, as amended through the date hereof), including those contained in each Public Document filed after the date hereof until the Closing Date: (i) complies or, when filed, will comply as to form in all material respects with all Securities Laws of the provinces and territories of Canada; (ii) has been or, when filed, will have been prepared in accordance with Canadian or United States generally accepted accounting principles, as applicable, applied on a consistent basis with those of the comparable prior period (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable Securities Laws); and (iii) fairly presents, or when filed will fairly present, in all material respects, the consolidated financial position of RBC and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements may omit notes which are not required in unaudited financial statements and are subject to normal and recurring year-end adjustments. As of the time they were filed, or as subsequently amended or superseded by a filing prior to the date of this Agreement, none of the documents publicly filed by or on behalf of RBC under RBC’s profile on SEDAR or with the SEC on or after January 1, 2011, including without limitation the Public Documents, contained any Misrepresentation.

(j)           No order ceasing or suspending the trading of RBC’s securities is outstanding against RBC or any of its directors, officers or promoters.

(k)           No consent, approval, order or authorization of, or declaration with any Governmental Entity or any third party is required by or with respect to RBC or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by RBC contemplated hereby, other than the consents, approvals, or authorizations that may be required by the Securities Laws of any Qualifying Jurisdictions, all of which will be received by RBC on or prior to the Closing Date and other than customary post-closing filings in the United States in connection with the issuance of the Standby Units all of which has been or will be timely filed.

(l)           RBC is not in violation in any material respect of any of the rules and policies of the TSX, including (without limitation) the applicable listing requirements of the TSX, and its Shares are currently listed thereon.

(m)           There are no legal or governmental proceedings pending, or to RBC’s knowledge, threatened to which RBC or any of its subsidiaries is a party and which, if determined adversely, would result in a Material Adverse Change, other than proceedings accurately described in all material respects in the Public Documents, and proceedings that would not have a material adverse effect on the power or ability of RBC to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(n)           RBC is not in material violation of any term or provision of the constating documents or by-laws of RBC or any resolution of the directors or shareholders of RBC or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral) or other material instrument to which RBC or any of its subsidiaries is a party or by which RBC or any of its subsidiaries or any of their respective properties or assets is bound or any applicable Law excluding such breaches, violations or conflicts that have been disclosed in the Public Documents or that would not individually or in the aggregate, have a material adverse effect on RBC.

(o)           At the time of filing of the Final Prospectus and at the Closing Time on the Closing Date, the Final Prospectus will comply with Securities Laws of the Canadian Qualifying Jurisdictions and shall not contain any Misrepresentations, provided that the foregoing will not apply to any information contained in the Final Prospectus relating to any Standby Purchaser that such Standby Purchaser has provided for inclusion in such Final Prospectus.

4.2           Compliance with U.S. Securities Laws.

(a)           Immediately prior to June 30, 2011, RBC was a foreign private issuer as that term is defined in Rule 405 under the 1933 Act.  On June 30, 2011, RBC determined that it failed to qualify as a foreign private issuer.

(b)           Neither RBC, its Affiliates, or any Person acting on its or their behalf has engaged or will engage in any directed selling efforts as defined in Regulation S in the United States or has engaged or will engage in any form of general solicitation or general advertising as set forth in Regulation D under the 1933 Act (“Regulation D”) or in any conduct involving a public offering within the meaning of Section 4(2) of the 1933 Act in connection with the offer or sale of the Securities (including the Underlying Shares) in the United States.

(c)           RBC is not, and upon the issuance and sale of the Securities (including the Underlying Shares) as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be, registered or required to register as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(d)           Neither RBC nor any of its Affiliates has, in the past 6 months, directly or indirectly, solicited any offer to buy, sold or offered to sell or otherwise negotiated in respect of, or will solicit any offer to buy, sell or offer to sell or otherwise negotiate in respect of any security which is or would be integrated with the sale of the Securities (including the Underlying Shares) in a manner that would require the Securities (including the Underlying Shares) to be registered under the 1933 Act.

(e)           Except with respect to offers and sales made to accredited investors in the United States in compliance with Regulation D or otherwise pursuant to an exemption from the registration requirements of the 1933 Act, neither RBC nor any of its Affiliates, nor any Person acting on their behalf, has made or will make (i) any offer to sell or any solicitation of an offer to buy any of the Securities (including the Underlying Shares) to any Person located in the United States, or (ii) any sale of the Securities (including the Underlying Shares), unless, at the time the buy order was or will be originated, the purchaser was outside of the United States or RBC, its Affiliates or any Person acting on their behalf reasonably believes that the purchaser was outside the United States.

(f)           Neither RBC nor any of its Affiliates (i) has taken or will take any action that would cause the registration exemptions in Regulation S, Section 4(2) under the 1933 Act or Rule 506 of Regulation D to be unavailable for the offer and sale of Securities (including the Underlying Shares) pursuant to this Agreement, or (ii) has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining that Person for failure to comply with Rule 503 of Regulation D.

(g)           It is not necessary in connection with the offer, sale and delivery of the Securities (including the Underlying Shares) to the Standby Purchasers, the Substituted Standby Purchasers, if any, or their respective assignees in the manner contemplated by this Agreement and the Prospectus to register the Securities (including the Underlying Shares) under the 1933 Act.

(h)           RBC does not believe that it was a “passive foreign investment company” within the meaning of the United States Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2010.

(i)           RBC agrees that upon the original issuance of the Shares, Warrants and Underlying Shares issuable on exercise of the Warrants, and until such time as is no longer required under applicable requirements of the 1933 Act or applicable state laws, all certificates issued to the Standby Purchasers and the Substituted Standby Purchasers representing such securities, and all certificates issued in exchange therefor or in substitution thereof, will bear, on the face of such certificates, the following legend (the “Restrictive Legend”):

“THE SECURITIES REPRESENTED HEREBY [AND IF WARRANTS, THE FOLLOWING SHALL BE INCLUDED: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF RESPONSE BIOMEDICAL CORPORATION THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.  THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT “GOOD DELIVERY” OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

4.3           Survival.  All representations and warranties of RBC contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, will survive the completion of the purchase of Standby Units by the Standby Purchasers or the Substituted Standby Purchaser(s) and will continue in full force and effect for a period of 18 months notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of the Standby Purchasers.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE STANDBY PURCHASERS

5.1           Representations.  Each of the Standby Purchasers represents, warrants and covenants, as applicable, on a several and not joint basis, to RBC that:

(a)           Such Standby Purchaser is legally competent to execute this Agreement and to take all actions pursuant hereto.

(b)           The execution, delivery and performance by such Standby Purchaser of this Agreement:

(i)      has been duly authorized by all necessary action on its part;

(ii)      does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of any agreement or instrument to which such Standby Purchaser is a party that would, individually or in the aggregate, have a material adverse effect on the ability of it to perform its obligations hereunder; and

(iii)                 will not result in the violation of any applicable Law that would individually or in the aggregate have a material adverse effect on the ability of it perform its obligations hereunder.

(c)           This Agreement has been duly executed and delivered by such Standby Purchaser and constitutes a legal, valid and binding obligation of such Standby Purchaser, enforceable against it in accordance with its terms, subject only to:

(i)      any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other laws of general application affecting the enforcement of creditors’ rights; and

(ii)      the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)           No consent, approval, order or authorization of, or declaration with, any Governmental Entity is required by or with respect to such Standby Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions by such Standby Purchaser contemplated hereby, other than:

(i)      as may be required by any Securities Laws in the Canadian Qualifying Jurisdictions; and

(ii)      as may be required by any Securities Commission in the Canadian Qualifying Jurisdictions or with any competition or antitrust authority,

except where the failure to obtain such consents, approvals, orders or authorizations of, or make such declarations with, any Governmental Entity, individually or in the aggregate, would not have a material adverse effect on the ability of such Standby Purchaser to perform its obligations hereunder.

(e)           The Standby Purchaser will provide to RBC at least three Business Days prior to the filing of the Final Prospectus with the Securities Commissions in the Canadian Qualifying Jurisdictions evidence in the form of a letter addressed to the applicable Securities

Commissions or such other documentation as may be reasonably required by them, that such Standby Purchaser has the financial ability to carry out the “standby commitment” (as defined under National Instrument 45-101 - Rights Offerings of the Canadian Securities Administrators (“NI45-101”)) constituted by this Agreement, as required by Part 6 of NI 45-101.

(f)           Such Standby Purchaser will exercise its Basic Subscription Privilege in full.

(g)           Subject to the provisions of this Agreement, such Standby Purchaser has had access to such information concerning RBC as such Standby Purchaser has considered necessary to enter into this Agreement and to undertake its obligations hereunder (provided that it is acknowledged and agreed that RBC shall publicly disclose on or prior to the date on which the initial mailing of the Final Prospectus is made in the Canadian Qualifying Jurisdictions to RBC shareholders as of the Record Date any such information that may theretofore constitute material nonpublic information).

(h)           Such Standby Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and is able to bear the economic risks of such investment.

(i)           If required under applicable Laws or Securities Laws or under the rules and policies of the TSX, the Standby Purchaser will execute, deliver and file and otherwise assist RBC in filing such required reports and such other required documents with respect to the issue of the Rights, Units and Standby Units, provided that RBC acknowledges and agrees that it has not engaged any Standby Purchaser to act as underwriter (as defined under applicable Securities Laws) and each Standby Purchaser will not be required to sign a certificate in the Prospectus in that capacity or any other capacity.

(j)           it:

(i)      understands that that any Standby Units and Underlying Shares, issuable on the exchange or exercise of such Rights and Warrants acquired by it have not been and will not be registered under the 1933 Act and that the sale to it contemplated hereby is being made in reliance on a private placement exemption pursuant to Regulation D;

(ii)           has received a copy, for its information only, of the Prospectus;

(iii)           is an “accredited investor” as defined in Rule 501 under the 1933 Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act;

(iv)           acknowledges that it is not purchasing the Standby Units and Underlying Shares issuable on the exercise of the Warrants as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(v)           agrees that it will not offer, sell or otherwise transfer any of the Shares or Underlying Shares issuable on the exercise of the Warrants, directly or indirectly, unless:

(1)           the sale is to RBC; or

(2)           (i) the sale is to a “qualified institutional buyer” within the meaning of Rule 144A, in compliance with the requirements of Rule 144A, and (ii) a purchaser’s letter containing representations, warranties and agreements substantially similar to those contained in Section 2.7 and this Section 5.1(j) (except that such purchaser’s letter need not contain the representation set forth in paragraph 5.1(j)(ii) above, should refer to reliance upon Rule 144A instead of Regulation D, and should certify that the purchaser is a qualified institutional buyer) if executed by the purchaser and delivered to RBC prior to the sale; or

(3)           the sale is made outside the U.S. in compliance with the requirements of Regulation S and in compliance with applicable local laws and regulations; or

(4)           the sale is made pursuant to an exemption from registration by Rule 144, if available; or

(5)           the sale is made in a transaction that does not require registration under the 1933 Act or any applicable U.S. state laws and regulations governing the offer and sale of securities;

 and, in the case of subparagraphs (4) or (5), or except as provided in Section 3(m) above, subparagraph (3), it has furnished to RBC and the Agent an opinion of counsel of recognized standing reasonably satisfactory to RBC;

(vi)                 understands and acknowledges that upon the original issuance of the Shares, Warrants and Underlying Shares issuable on exercise of the Warrants, and until such time as is no longer required under applicable requirements of the 1933 Act or applicable state laws, all certificates issued to the Standby Purchasers and the Substituted Standby Purchasers representing such securities, and all certificates issued in exchange therefor or in substitution thereof, will bear, on the face of such certificates, the Restrictive Legend; provided, that if any such securities are being sold pursuant to Rule 144, the legend may be removed by delivery to Agent of an opinion of counsel, of recognized standing reasonably satisfactory to RBC, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(vii)                 acknowledges that RBC has determined that it has ceased to qualify as a “foreign private issuer” as defined in Rule 405 under the 1933 Act, as of June 30, 2011, and accordingly, as of January 1, 2012, RBC will be treated as a domestic issuer under the U.S. federal securities laws. Without limiting the foregoing, beginning on January 1, 2012, the Securities and the Underlying Shares will no longer be eligible for legend removal upon sale outside the United States pursuant to Regulation S of the 1933 Act; and

(viii)                 acknowledges that the Warrants may not be exercised except pursuant to an exemption from the registration requirements of the 1933 Act and any applicable state securities laws.

5.2           Survival.  All representations and warranties of the Standby Purchasers contained herein or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering herein contemplated, will survive the completion of the purchase of Securities by the Standby Purchasers and will continue in full force and effect for a period of 18 months notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of RBC.

ARTICLE 6
CLOSING AND CONDITIONS

6.1           The closing of the purchase by the Standby Purchasers and sale by RBC of the Standby Units to be purchased by the Standby Purchasers hereunder will be completed at the Vancouver offices of Borden Ladner Gervais LLP at 10:00 a.m. (Eastern time) (the “Closing Time”) on the Closing Date or at such other time and/or on such other date and/or at such other place as RBC and the Standby Purchasers may agree upon in writing.  On such date, and upon payment being made by the Standby Purchasers in accordance with Section 2.5 and Section 2.9, definitive certificates representing the number of Shares and Warrants that is equal to the number of Standby Units to be purchased by each Standby Purchaser hereunder, or other evidence of issuance of the Standby Units to the Standby Purchasers, in a form satisfactory to the Standby Purchasers, acting reasonably, will be delivered to such Standby Purchaser by RBC, such certificate to be registered in the name of such Standby Purchaser or one or more designees of such Standby Purchaser, as applicable.

6.2           The obligation of each Standby Purchaser to complete the closing of the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a)           There will not be any claims, litigation, investigations or proceedings, including (without limitation) appeals and applications for review, in progress, or to the knowledge of RBC, pending, commenced or threatened, by any Person that have a reasonable likelihood of success in the judgment of the Standby Purchasers or by any Governmental Entity, in respect of the Rights Offering that are materially adverse to RBC on a consolidated basis.

(b)           RBC will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Entities required in connection with the Rights Offering and the purchase of Standby Units by the Standby Purchasers as contemplated by this Agreement.

(c)           The TSX shall have approved the listing of the Rights and the Shares issuable upon exercise of the Rights and Underlying Shares issuable upon exercise of the Warrants, subject to the filing of customary documents with the TSX.

(d)           The Rights Offering will have been conducted in accordance with applicable Laws, including Securities Laws.

(e)           The issuance of Standby Units, and the Shares and Warrants underlying the Rights will be exempt from the registration or qualification requirements of or will have been qualified for sale in the United States and the Blue Sky States.

(f)           The terms of the Rights Offering will not have been changed without the written consent of the Standby Purchasers.

(g)           Such Standby Purchaser will have received, with respect to such matters as are listed on Schedule A, a legal opinion dated as of the Closing Date from counsel to RBC.

(h)           Each Standby Purchaser and any Substituted Standby Purchaser will have received at the Closing Time a certificate dated the Closing Date, addressed to such Standby Purchaser and any Substituted Purchaser and signed by an executive officer of RBC, certifying for and on behalf of RBC that:

(i)      since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendment there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of RBC and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be;

(ii)      no order, ruling or determination, having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of RBC having been issued by any Securities Commission that is continuing in effect and no inquiry, investigation (whether formal or informal) or other proceedings for that purpose having been instituted or are pending or, to the knowledge of such officers, having been contemplated or threatened under any of the Securities Laws or by any Securities Commission or other Governmental Entity;

(iii)                 RBC has duly complied in all material respects with the terms, conditions and covenants of this Agreement on its part to be complied with up until the Closing Time; and

(iv)                 the representations and warranties of RBC contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as the Closing Date after giving effect to the transactions contemplated by this Agreement, except for such representations and warranties which are stated to be qualified as to materiality, in which case such representations and warranties will be true and correct as of the Closing Time;

and all such matters will in fact be true and correct as at the Closing Time.

6.3           RBC agrees that the conditions contained in Section 6.2 will be complied with so far as the same relate to acts to be performed or to be caused to be performed by RBC and that it will use its commercially reasonable efforts to cause such conditions to be complied with.

6.4           The obligation of RBC to complete the closing of the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a)           each Standby Purchaser will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Entities required in connection with the purchase of the Standby Units as contemplated by this Agreement;

(b)           the TSX shall have approved the listing of the Rights and the Shares issuable upon exercise of the Rights and Underlying Shares issuable upon exercise of the Warrants, subject to the filing of customary documents with the TSX.

(c)           the Rights Offering will have been conducted in accordance with applicable Laws, including Securities Laws.

(d)           the issuance of Standby Units, and the Shares and Warrants underlying the Rights will be exempt from the registration or qualification requirements of or will have been qualified for sale in the United States and the Blue Sky States.

(e)           there will be no inquiry, investigation (whether formal or informal) or other proceeding commenced by a Governmental Entity pursuant to applicable Laws in relation to RBC or any of its subsidiaries or in relation to any of the directors and officers of RBC, any of which suspends or ceases trading (which suspension or cessation of trading is continuing) in the Rights or Shares or operates to prevent or restrict the lawful distribution of the Securities (which prevention or restriction is continuing); and

(f)           there will be no order issued by a Governmental Entity pursuant to applicable Laws and no change of Law, either of which suspends or ceases trading in the Rights or Shares (which suspension or cessation of trading is continuing) or operates to prevent or restrict the lawful distribution of the Rights or Shares issuable upon the exercise of the Rights or Shares issuable upon exercise of the Rights (which prevention or restriction is continuing).

6.5           Each Standby Purchaser agrees that the conditions contained in Section 6.4 will be complied with so far as the same relate to acts to be performed or to be caused to be performed by the Standby Purchaser and that it will use its commercially reasonable efforts to cause such conditions to be complied with.

ARTICLE 7
TERMINATION

7.1           Termination by RBC.  RBC will be entitled to elect to terminate this Agreement by giving written notice at any time prior to the Closing Time of such election to the Standby Purchasers, if:

(a)           the conditions to closing in favour of RBC referred to in Section 6.4 above have not been satisfied on or before December 30, 2011;

(b)           the Final Prospectus has not been filed in each of the Canadian Qualifying Jurisdictions on or before November 30, 2011; or

(c)           the Rights Offering is otherwise terminated or cancelled or the closing (as contemplated in Article 6) has not occurred on or before December 30, 2011,

provided however that RBC will be entitled to make such election to terminate only if RBC has used reasonable efforts to comply with its obligations under this Agreement which directly or indirectly relate to the relevant termination right which are required to have been performed prior to the time of giving such notice to the Standby Purchasers.

7.2           Termination by the Standby Purchasers.  The Standby Purchasers will be entitled by giving written notice to RBC at any time prior to the Closing Time, to terminate and cancel, without any liability on their part, their obligations under this Agreement, if,

(a)           any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity pursuant to applicable Laws in relation to RBC or any of its subsidiaries, or in relation to any of the directors or officers of RBC, any of which suspends or ceases trading in the Rights or other Securities or operates to prevent or restrict the lawful distribution of the Securities;

(b)           any order is issued by a Governmental Entity pursuant to applicable Laws, or if there is any change of Law, either of which suspends or ceases trading in any of the Rights or other Securities or operates to prevent or restrict the lawful distribution of any of the Rights or other Securities issuable upon exercise of the Rights;

(c)           any Material Adverse Change occurs at anytime following the execution of the Agreement by the Standby Purchasers;

(d)           the Shares or the Rights are de-listed or suspended or halted for trading for a period greater than one Business Day for any reason by the TSX at any time prior to the closing of the Rights Offering;

(e)           the conditions to closing in favour of the Standby Purchasers referred to in Section 6.2 above have not been satisfied on or before December 30, 2011;

(f)           the Final Prospectus has not been filed in each of the Qualifying Jurisdictions on or before November 30, 2011; or

(g)           the Rights Offering is otherwise terminated or cancelled or the closing (as contemplated in Article 6 has not occurred on or before December 30, 2011.

Notwithstanding any other provision hereof, should RBC or the Standby Purchasers validly terminate this Agreement pursuant to, and in accordance with, this Article 7, the obligations of both RBC and the Standby Purchasers under this Agreement will terminate and there will be no further liability on the part of the Standby Purchasers to RBC or on the part of RBC to the Standby Purchasers hereunder (except for any liability of any party that exists at such time or that may arise thereafter pursuant to Article 8 or Section 10.1, which shall survive any such termination).

ARTICLE 8
INDEMNIFICATION

8.1           RBC covenants and agrees to protect, indemnify and hold harmless each of the Standby Purchasers and any Substituted Standby Purchaser for and on behalf of itself and for and on behalf of and in trust for each of its directors, officers, employees, agents and shareholders from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred:

(a)           by reason of or in any way arising, directly or indirectly, out of any Misrepresentation or alleged Misrepresentation in the Prospectus;

(b)           by reason of or in any way arising, directly or indirectly, out of any order made or inquiry, investigation or proceeding commenced or threatened by any Securities Commission, or other competent authority in Canada or the United States or before or by any Governmental Entity, based upon or relating to any Misrepresentation or alleged Misrepresentation in the Prospectus, or any other document filed with the Canadian Securities Commissions in connection with the Rights Offering or the Prospectus, or relating to the Rights Offering, the issuance and sale of the Standby Units or other transactions contemplated in this Agreement including, without limitation, any actions taken or statements made by or on behalf of RBC in connection with the Rights Offering, the issuance and sale of the Standby Units or the other transactions contemplated in this Agreement other than any Misrepresentation or alleged Misrepresentation relating to the Standby Purchasers furnished in writing by the Standby Purchasers expressly for inclusion in the Prospectus;

(c)           the non-compliance or alleged non-compliance by RBC with any requirement of the Securities Laws or any other applicable Laws in connection with the Rights Offering, the issuance and sale of the Standby Units or the other transactions contemplated in this Agreement, including (without limitation) RBC’s non-compliance with any statutory requirement to make any document available for inspection; and

(d)           by reason of, or in any way arising, directly or indirectly, out of any breach or default of or under any representation, warranty, covenant or agreement of RBC contained herein.

8.2           Each Standby Purchaser, severally and not jointly, covenants and agrees to protect, indemnify and hold harmless RBC for and on behalf of itself and for and on behalf of and in trust for each of RBC’s directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of, or in any way arising, directly or indirectly, out of any breach or default of or under any representation, warranty, covenant or agreement of such Standby Purchaser contained herein or any misrepresentation in the information in the Prospectus provided by the Standby Purchaser.

8.3           In the event that any claim, action, suit or proceeding, including, without limitation, any inquiry or investigation (whether formal or informal), is brought or instituted against any of the Persons in respect of which indemnification is or might reasonably be considered to be provided for herein, such Person (an “Indemnified Party”) will promptly notify the Person from whom indemnification is being sought (being either RBC under Section 8.1 or the applicable Standby Purchaser under Section 8.2, as the case may be (the “Indemnifying Party”)) and the Indemnifying Party will promptly retain counsel who will be reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such claim, action, suit or proceeding, and the Indemnifying Party will pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, suit or proceeding.

8.4           In any such claim, action, suit or proceeding, the Indemnified Party will have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such other counsel will be paid by the Indemnified Party unless:

(a)           the Indemnifying Party and the Indemnified Party will have mutually agreed to the retention of such other counsel;

(b)           the named parties to any such claim, action, suit or proceeding (including, without limitation, any added, third or impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defenses); or

(c)           the Indemnifying Party fails to retail counsel as contemplated by Section 8.3 within 15 days of receiving notice as contemplated by Section 8.3

8.5           Subject to Section 8.4, it is understood and agreed that the Indemnifying Party will not, in connection with any claim, action, suit or proceeding referred to in Section 8.4 commenced in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate legal firm (in addition to local counsel) for all Persons in respect of which indemnification is or might reasonably be considered to be provided for herein and such firm will be designated in writing by the Indemnified Party (on behalf of itself and its directors, trustees, officers, employees and agents).

8.6           Notwithstanding anything herein contained, no Indemnified Party will agree to any settlement of any claim, action, suit, proceeding, inquiry or investigation in respect of which indemnification is or might reasonably be considered to be provided for herein, unless the Indemnifying Party has consented in writing thereto, and the Indemnifying Party will not be liable for any settlement of any such claim, action, suit, proceeding, inquiry or investigation unless it has consented in writing thereto.

8.7           If the indemnification provided for in this Article 8 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, will to the extent permitted by Law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the act or omission that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations.  The relative fault of the Indemnifying Party and of the Indemnified Party will be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

8.8           The obligations of RBC and the Standby Purchasers under this Article 8 will survive completion of any offerings described herein and the termination of this Agreement.  No Indemnifying Party, in the defense of any such claim or litigation, will, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation, or (ii) includes an admission of guilt, finding of liability or other non-monetary relief.

8.9           To the extent any indemnification by an Indemnifying Party is prohibited or limited by Law, the Indemnifying Party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Article 8 to the fullest extent permitted by Law; provided, however, that no person guilty of fraudulent misrepresentation will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 9
NOTICE

9.1           Notice.  Any notice or other communication required or permitted to be given hereunder will be in writing and will be personally delivered or sent by electronic or facsimile transmission as set forth below, or to such other address, facsimile number or Person as may be designated by notice.

(a)           In the case of RBC:

Response Biomedical Corp.
1781 - 75th Avenue W.
Vancouver, BC
V6P 6P2 CANADA

Attention: Chief Executive Officer
Fax.: (604) 456-6066

With a copy to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, BC
V7X 1T2 CANADA

Attention: Warren Learmonth
Fax: (604) 622-5866

(b)           In the case of the Standby Purchasers:

OrbiMed Private Investments III, LP
OrbiMed Asia Partners, LP
OrbiMed Associates III, LP
c/o OrbiMed Advisors, LLC
767 Third Avenue, 30th  Floor
New York, NY 10017

Attn:  Carl L. Gordon
Fax: (212) 739-6444

With a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
701 Fifth Avenue, Suite 5100
Seattle, WA 98104

Attn: Michael Nordtvedt
Fax: (206) 883-2699

9.2           Receipt of Notice.  Notice will be deemed to be given on the day of actual delivery or the day of electronic or facsimile transmission, as the case may be, or if not a Business Day, on the next Business Day.

ARTICLE 10
GENERAL

10.1           Expenses.  RBC will be responsible for all expenses related to the Rights Offering, whether or not it is completed, including, without limitation, all fees and disbursements of its legal counsel, fees and disbursements of its accountants and auditors, printing costs, translation fees, filing fees and all reasonable fees and disbursements of legal counsel to the Standby Purchasers and reasonable out-of-pocket expenses incurred by the Standby Purchasers.

10.2           Obligations Several.  RBC agrees that the obligations of the Standby Purchasers hereunder are several and not joint or joint and several.

10.3           Further Assurances.  The parties hereto agree to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

10.4           Assignment.  This Agreement may not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other parties hereto.

10.5           Enurement.  This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.6           Waiver.  Failure by any party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein will not be construed as a waiver or relinquishment of such covenant or right.  No waiver by either party hereto of any such covenant or right will be deemed to have been made unless expressed in writing and signed by the waiving party.

10.7           Amendments.  No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

10.8           Counterparts and Facsimile.  This Agreement may be executed in several counterparts and by facsimile, electronic mail or other electronic transmission, each of which when so executed will be deemed to be an original and such counterparts and facsimiles, electronic mail or other electronic transmissions together will constitute one and the same instrument and notwithstanding their date of execution they will be deemed to be dated as of the date hereof.  This Agreement will be deemed to have been entered into and to have become effective at the location at which the Standby Purchasers will have signed an original, counterpart or facsimile version thereof, without regard to the place at which RBC will have signed same.

10.9           Time.  Time will be of the essence of this Agreement.

10.10           Entire Agreement.  This Agreement and any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

10.11           Language.  The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English.  Les parties reconnaissent qu’à leur demande le présent document ainsi que tous les documents et conventions qui s’y rattachent directement ou indirectement sont rédigés en langue anglaise.

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

RESPONSE BIOMEDICAL CORP. By: (signed) Lewis Shuster Name: Lewis Shuster Title: Director

ORBIMED PRIVATE INVESTMENTS III, LP By: OrbiMed Capital GP III LLC, General Partner By: OrbiMed Advisors LLC, Managing Member By: (signed) Carl Gordon Name: Carl Gordon Title: Member

ORBIMED ASIA PARTNERS, L.P. By: OrbiMed Asia GP, L.P., General Partner By: OrbiMed Advisors Limited, General Partner By: (signed) Carl Gordon Name: Carl Gordon Title: Director

ORBIMED ASSOCIATES III, LP By: OrbiMed Advisors LLC, General Partner By: (signed) Carl Gordon Name: Carl Gordon Title: Member

Schedule A

FORM OF LEGAL OPINION

1.	The Company is a corporation incorporated and existing under the laws of the Province of British Columbia.

2.
The Company has the requisite power and capacity to carry on its business as described in the Prospectus, to enter into and carry out its obligations under the Agreement and the Warrant Indenture (the “Documents”) and to issue the Securities and the Underlying Shares as contemplated thereby.

3.
The execution and delivery of the Prospectus and the filing of the Prospectus pursuant to applicable Securities Laws in the Canadian Qualifying Jurisdictions have been duly authorized by all necessary corporate action on the part of the Company.

4.	All necessary corporate action has been taken by and on behalf of the Company to authorize the creation, issuance and distribution of the Securities and the Underlying Shares.

5.
The Company’s authorized capital consists of an unlimited number of Shares, of which [  ] Shares were issued and outstanding on [date]; the Share purchase warrants issued by the Company in 2008 and 2009 (“Existing Warrants”) were duly and validly created, and all necessary corporate steps and proceedings have been taken by the Company to authorize the allotment and reservation for issuance of the Shares issuable upon the valid exercise of the Existing Warrants in accordance with their respective terms (“Warrant Shares”) and, when issued, such Existing Warrant Shares will have been validly issued as fully paid and non-assessable Shares in the capital of the Company; upon the valid exercise of stock options duly issued under the Company’s stock option plans (“Option Shares”) and receipt of payment in full for the Option Shares in respect of which such stock options have been exercised, such Option Shares will have been validly issued as fully paid and non-assessable Shares in the capital of the Company.

6.
The Rights have been duly authorized and validly issued, and upon payment of the subscription price and the valid exercise of the Rights as contemplated in the Prospectus, the Shares will be duly authorized and validly issued as fully-paid and non-assessable in the capital of the Company; upon payment of the subscription price and the valid exercise of the Rights as contemplated in the Prospectus the Warrants will be duly authorized and validly issued; and upon the valid exercise of the Warrants as contemplated in the Warrant Indenture, the Underlying Shares will be duly authorized and validly issued as fully-paid and non-assessable in the capital of the Company.

7.
Neither the execution and delivery by the Company of the Documents nor the consummation of the transactions contemplated by the Documents resulted, or will result, in the breach or violation of, or conflicted, or will conflict, with any of the terms or provisions of, or constituted, or will constitute, a default under, or resulted, or will result, in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to (i) any of the Reviewed Agreement, (ii) the constating documents, or of any resolution of the directors, of the Company or (iii) any law or statute or any judgment, order or regulation of any court or arbitrator or governmental or regulatory authority in the Canadian Qualifying Jurisdictions.

8.	The Documents and the performance by the Company of its obligations thereunder have been duly authorized by the Company and each has been duly executed and delivered by the Company.

9.	The Documents each constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms.

10.
All necessary documents have been filed, all requisite proceedings have been taken and all legal requirements have been fulfilled by the Company under applicable Securities Laws (including the requirements of the TSX) to qualify the Rights and the Units, including the Standby Units and Underlying Shares, for distribution in the province of Canadian Qualifying Jurisdictions.

11.
The Company has complied with all laws of the Province of Quebec relating to the use of the French language in connection with the offering of Rights and the offer, sale and issuance of Shares and Warrants forming the Units and the Underlying Shares.

12.
The Rights, Shares issuable upon exercise of the Rights and the Underlying Shares have been approved for listing on the TSX, subject only to such usual conditions and to the filing of usual documents in accordance with the requirements of the TSX.

13.	Computershare Trust Company of Canada, at its principal offices in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent for the Shares and Warrants

14.
The Company is not registered, and after giving effect to the offering and the sale of the Securities, and the application of the proceeds thereof as described in the Prospectus, will not be required to register as, an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

15.
Based in part on the representations of the Standby Purchasers in the Agreement, the offer, sale and issuance of (i) Units to be issued in accordance with the Prospectus, (ii) the Standby Units to be issued in accordance with the Agreement and (iii) provided that the Warrants are exercised in accordance with their terms, and no commission or other remuneration is paid or given, directly or indirectly, for soliciting such exercise, the Underlying Shares issuable upon exercise of the Warrants, are exempt from the registration requirements of Section 5 of the 1933 Act.